Exhibit 99.1

Yandex Announces Third Quarter 2014 Financial Results

MOSCOW and AMSTERDAM, Netherlands, October 23, 2014, Yandex (NASDAQ: YNDX), one of Europe’s largest internet companies and the leading search provider in Russia, today announced its financial results for the third quarter ended September 30, 2014.

Q3 2014 Financial Highlights(1)(2)

•                  Revenues of RUR 13.1 billion ($331.5 million), up 28% compared with Q3 2013

•                  Ex-TAC revenues (excluding traffic acquisition costs) up 29% compared with Q3 2013

•                  Income from operations of RUR 4.5 billion ($114.1 million), up 39% compared with Q3 2013

•                  Adjusted EBITDA of RUR 5.9 billion ($149.9 million), up 34% compared with Q3 2013

•                  Operating margin of 34.4%

•                  Adjusted EBITDA margin of 45.2%

•                  Adjusted ex-TAC EBITDA margin of 57.4%

•                  Net income of RUR 4.4 billion ($111.0 million), down 12% compared with Q3 2013

•                  Adjusted net income of RUR 3.9 billion ($99.4 million), up 24% compared with Q3 2013

•                  Net income margin of 33.5%

•                  Adjusted net income margin of 30.0%

•                  Adjusted ex-TAC net income margin of 38.0%

•                  Cash, cash equivalents and deposits of RUR 43.8 billion ($1,112.4 million) as of September 30, 2014

“Q3 was another strong quarter notable for an acceleration in growth of our owned and operated properties and excellent cost control,” said Arkady Volozh, Chief Executive Officer of Yandex. “We launched a number of new products designed to make people’s lives easier and better and continued to provide market-leading advertising technologies to our customers.”

The following table provides a summary of key financial results for the three months and nine months ended September 30, 2013 and 2014:

	Three months			Nine months
	ended September 30,			ended September 30,
In RUR millions	2013	2014	Change	2013	2014	Change
Revenues	10,218	13,057	28%	27,416	36,100	32%
Ex-TAC revenues(2)	7,966	10,295	29%	22,394	28,119	26%
Income from operations	3,245	4,496	39%	8,916	10,845	22%
Adjusted EBITDA(2)	4,412	5,905	34%	12,219	14,974	23%
Net income	4,967	4,372	-12%	10,128	9,448	-7%
Adjusted net income(2)	3,153	3,914	24%	8,621	9,784	13%

(1) Pursuant to SEC rules regarding convenience translations, Russian ruble (RUR) amounts have been translated into U.S. dollars at a rate of RUR 39.3866 to $1.00, the official exchange rate quoted as of September 30, 2014 by the Central Bank of the Russian Federation.

(2) The following measures presented in this release are “non-GAAP financial measures”:  ex-TAC revenues; adjusted EBITDA; adjusted EBITDA margin; adjusted ex-TAC EBITDA margin; adjusted net income; adjusted net income margin and adjusted ex-TAC net income margin. Please see the section headed “Use of Non-GAAP Financial Measures” below for a discussion of how we define these measures, as well as reconciliations at the end of this release of each of these measures to the most directly comparable US GAAP measures.

Q3 2014 Operational and Corporate Highlights

•                  Share of Russian search market (including mobile) averaged 60.3% in Q3 2014 (according to LiveInternet)

•                  Search queries grew 13% from Q3 2013

•                  Number of advertisers grew to more than 300,000, up 20% from Q3 2013

•                  Acquired AdFox, an advertising technology platform

•                  Completed the acquisition of Auto.ru

•                  Launched Yandex.Master, an online marketplace for accomplishing domestic projects

•                  Re-launched our Yandex.Music service with a new design and personal recommendations system

Revenues

	Three months			Nine months
	ended September 30,			ended September 30,
In RUR millions	2013	2014	Change	2013	2014	Change
Advertising revenues:
Text-based advertising
Yandex websites	7,011	9,310	33%	19,578	25,263	29%
Ad network	2,339	2,772	19%	5,055	8,140	61%
Total text-based advertising	9,350	12,082	29%	24,633	33,403	36%
Display advertising
Yandex websites	737	716	-3%	2,170	2,037	-6%
Ad network	45	114	153%	57	291	411%
Total display advertising	782	830	6%	2,227	2,328	5%
Total advertising revenues	10,132	12,912	27%	26,860	35,731	33%
Online payment commissions	7	—	-100%	394	—	-100%
Other	79	145	84%	162	369	128%
Total revenues	10,218	13,057	28%	27,416	36,100	32%

Text-based advertising revenues accounted for 93% of total revenues in Q3 2014 and continued to determine overall top-line performance.

Text-based advertising revenues from Yandex’s own websites accounted for 71% of total revenues during Q3 2014, and increased 33% compared with Q3 2013, accelerating by approximately 540 basis points compared with the previous quarter .

Text-based advertising revenues from our ad network increased 19% compared with Q3 2013 and contributed 21% of total revenues during Q3 2014. Growth rates decelerated compared with Q2 2014 as we entered the second full year of the agreement pursuant to which we power paid search on Mail.ru.

Paid clicks on Yandex’s and its partners’ websites, in aggregate, increased 19% in Q3 2014 compared with Q3 2013. Our average cost per click in Q3 2014 grew 8% compared with Q3 2013.

Display advertising revenue, accounting for 6% of total revenues in Q3 2014, was up 6% compared with Q3 2013.

Operating Costs and Expenses

Yandex’s operating costs and expenses consist of cost of revenues, product development expenses, sales, general and administrative expenses (SG&A), and depreciation and amortization expenses (D&A). Apart from D&A, each of the above expense categories includes personnel-related costs and expenses, and related share-based compensation expense. Increases across all cost categories, excluding D&A, reflect investments in overall growth, including personnel. In Q3 2014, Yandex added 214 full-time employees, an increase of 4% from June 30, 2014, and up 25% from September 30, 2013. The total number of full-time employees was 5,514 as of September 30, 2014.

Costs of revenues, including traffic acquisition costs (TAC)

	Three months			Nine months
	ended September 30,			ended September 30,
In RUR millions	2013	2014	Change	2013	2014	Change
TAC:
Related to the Yandex ad network	1,644	1,825	11%	3,354	5,418	62%
Related to distribution partners	608	937	54%	1,668	2,563	54%
Total TAC	2,252	2,762	23%	5,022	7,981	59%
Total TAC as a % of total revenues	22.0%	21.2%		18.3%	22.1%
Other cost of revenues	679	808	19%	2,043	2,348	15%
Other cost of revenues as a % of revenues	6.6%	6.2%		7.5%	6.5%
Total cost of revenues	2,931	3,570	22%	7,065	10,329	46%
Total cost of revenues as a % of revenues	28.7%	27.3%		25.8%	28.6%

TAC decreased slightly as percent of total revenues from 22.0% in Q3 2013 to 21.2% in Q3 2014, due to slower growth of revenue from the ad networks than from Yandex’s own sites. Partner TAC includes traffic acquisition costs related to both our text-based ad network and our display ad network.

Other cost of revenues in Q3 2014 increased 19% compared with Q3 2013, reflecting growth in data center-related costs.

Product development

	Three months			Nine months
	ended September 30,			ended September 30,
In RUR millions	2013	2014	Change	2013	2014	Change
Product development	1,467	2,086	42%	4,176	6,169	48%
As a % of revenues	14.4%	16.0%		15.2%	17.1%

Growth in product development expenses in Q3 2014 primarily reflects increases in headcount as we continue to invest in new products. Development headcount increased 28% from 2,549 as of September 30, 2013, to 3,272 as of September 30, 2014, with 166 employees added since June 30, 2014.

Selling, general and administrative (SG&A)

	Three months			Nine months
	ended September 30,			ended September 30,
In RUR millions	2013	2014	Change	2013	2014	Change
Sales, general and administrative	1,661	1,810	9%	4,554	5,479	20%
As a % of revenues	16.3%	13.9%		16.6%	15.2%

SG&A costs grew modestly in Q3 2014 compared to Q3 2013 due to decrease in advertising and  marketing spend.

Share-based compensation (SBC) expense

SBC expense is included in each of the cost of revenues, product development and SG&A categories discussed above.

	Three months			Nine months
	ended September 30,			ended September 30,
In RUR millions	2013	2014	Change	2013	2014	Change
SBC expense included in cost of revenues	20	27	35%	43	69	60%
SBC expense included in product development	134	191	43%	307	526	71%
SBC expense included in SG&A	75	86	15%	181	239	32%
Total SBC expense	229	304	33%	531	834	57%
As a % of revenues	2.2%	2.3%		1.9%	2.3%

Total SBC expense increased 33% in Q3 2014 compared with Q3 2013. The increase is primarily related to new equity-based grants made in 2013-2014.

Depreciation and amortization (D&A) expense

	Three months			Nine months
	ended September 30,			ended September 30,
In RUR millions	2013	2014	Change	2013	2014	Change
Depreciation and amortization	914	1,095	20%	2,705	3,278	21%
As a % of revenues	8.9%	8.4%		9.9%	9.1%

D&A expense increased 20% in Q3 2014 compared with Q3 2013, primarily reflecting investments in servers and data centers made in 2013 and early 2014.

As a result of the factors described above, income from operations was RUR 4.5 billion ($114.1 million) in Q3 2014, a 39% increase from Q3 2013, while adjusted EBITDA reached RUR 5.9 billion ($149.9 million) in Q3 2014, up 34% from Q3 2013.

Interest income, net in Q3 2014 was RUR 224 million, down from RUR 483 million in Q3 2013, mainly due to interest expenses related to our convertible notes issued in December 2013 and January 2014.

Foreign exchange gain in Q3 2014 was RUR 1,824 million, compared with a foreign exchange loss of RUR 2 million in Q3 2013. This gain is due to the appreciation of the U.S. dollar during Q3 2014 from RUR 33.6306 to $1.00 on June 30, 2014, to RUR 39.3866 to $1.00 on September 30, 2014. Yandex’s Russian operating subsidiaries’ functional currency is the Russian ruble, and therefore changes due to exchange rate fluctuations in the ruble value of these subsidiaries’ monetary assets and liabilities that are denominated in other currencies are recognized as foreign exchange gains or losses in the income statement. Although the U.S. dollar value of Yandex’s U.S. dollar-denominated assets and liabilities was not impacted by these currency fluctuations, they resulted in an upward revaluation of the ruble equivalent of these U.S. dollar-denominated monetary assets and liabilities in Q3 2014.

Income tax expense for Q3 2014 was RUR 1,418 million, up from RUR 783 million in Q3 2013. Our effective tax rate of 24.5% in Q3 2014 was in line with the effective tax rate in Q2 2014, adjusted for the one-time effect of certain reserves and allowances in Q2 2014. Our effective tax rate was higher in 2014 than in 2013 quarters as we began to accrue for a 5% dividend withholding tax on the portion of the current year profit of our principal Russian operating subsidiary, that we considered not permanently reinvested in Russia. In Q3 2013, our effective tax rate adjusted for significant non-taxable gain from the sale of Yandex. Money was 21.1%.

Adjusted net income in Q3 2014 was RUR 3.9 billion ($99.4 million), a 24% increase from Q3 2013.

Adjusted net income margin was 30.0% in Q3 2014, compared with 30.9% in Q3 2013.

Net income was RUR 4.4 billion ($111.0 million) in Q3 2014, down 12% compared with Q3 2013. The decline in net income reflects the gain of RUR 2.0 billion that we recognized in Q3 2013 following the sale of a 75% stake in Yandex.Money to Sberbank, partly offset by a foreign exchange gain of RUR 1.4 billion (net of tax) that we recognized in Q3 2014.

As of September 30, 2014, Yandex had cash, cash equivalents and deposits of RUR 43.8 billion ($1,112.4 million).

Net operating cash flow and capital expenditures for Q3 2014 were RUR 5.2 billion ($132.0 million) and RUR 2.5 billion ($62.7 million), respectively.

As of September 30, 2014, we had repurchased $50 million of our 1.125% convertible senior notes due 2018 for approximately $45.6 million.

The total number of shares issued and outstanding as of September 30, 2014 was 318,315,550, including 248,818,138 Class A shares, 69,497,411 Class B shares, and one Priority share and excluding 11,706,204 Class A shares held in treasury and all Class C shares outstanding solely as a result of the conversion of Class B shares into Class A shares; all such Class C shares will be cancelled. There were also employee share options outstanding to purchase up to an additional 5.2 million shares, at a weighted average exercise price of $5.41 per share, of which options to purchase 4.9 million shares were fully vested; equity-settled share appreciation rights equal to 2.3 million shares, at a weighted average measurement price of $28.10 per share, 0.5 million of which were fully vested; and restricted share units covering 3.3 million shares, of which restricted share units to acquire 0.8 million shares were fully vested.

Outlook for 2014

We are narrowing our full-year 2014 ruble-based revenue guidance and currently expect year-on-year revenue growth of 27%-30%[1].

Conference Call Information

Yandex’s management will hold an earnings conference call on October 23, 2014 at 8:00 AM U.S. Eastern Time (4:00 PM Moscow time; 1:00 PM London time).

To access the conference call live, please dial:

US: +1 877 280 1254

UK: +44 (0) 20 3427 1909

Russia: 8 800 500 9311

Passcode: 8590675#

A replay of the call will be available through October 30, 2014. To access the replay, please dial:

US: +1 866 932 5017,

Russia/International: +44 (0) 20 3427 0598

Passcode: 8590675#

A live and archived webcast of this conference call will be available at http://www.media-server.com/m/p/8p8inev6

[1] In 2013, Yandex recognized total revenue of RUR 39,502 million, including RUR 394 million in payment commissions related to Yandex.Money and RUR 39,108 million in advertising and other revenues. Starting July 4, 2013, when the sale of a 75% interest in Yandex.Money was completed, Yandex stopped recognizing revenue related to Yandex.Money in its consolidated revenues.

ABOUT YANDEX

Yandex (NASDAQ:YNDX) is one of the largest European internet companies, providing a wide variety of search and other online services. Yandex’s mission is to help users solve their everyday problems by building people-centric products and services. Based on innovative technologies, the company provides the most relevant, locally tailored experience on all digital platforms and devices. Yandex operates Russia’s most popular search engine and also serves Ukraine, Belarus, Kazakhstan and Turkey.
More information on Yandex can be found at http://company.yandex.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding our anticipated revenues for full-year 2014. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, competitive pressures, changes in advertising patterns, changes in user preferences, changes in the political, legal and/or regulatory environment, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2013, which is on file with the Securities and Exchange Commission and is available on our investor relations website at http://ir.yandex.com/sec.cfm and on the SEC website at www.sec.gov. All information in this release and in the attachments is as of October 23, 2014, and Yandex undertakes no duty to update this information unless required by law.

Contacts:

Investor Relations

Katya Zhukova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Media Relations

Ochir Mandzhikov, Vladimir Isaev

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru

USE OF NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial information, which was prepared and presented in accordance with US GAAP, we present the following non-GAAP financial measures: ex-TAC revenue, adjusted EBITDA, adjusted EBITDA margin, adjusted ex-TAC EBITDA margin, adjusted net income, adjusted net income margin and adjusted ex-TAC net income margin. The presentation of these financial measures is not intended to be considered in isolation of or as a substitute for, or superior to, the financial information prepared and presented in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable US GAAP measures”, included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

•                  Ex-TAC revenue means US GAAP revenues less total traffic acquisition costs (TAC)

•                  Adjusted EBITDA means net income plus (1) depreciation and amortization, (2) share-based compensation expense, (3) accrual of expense related to the contingent compensation that was payable to employees in connection with our acquisition of the mobile software business of SPB Software and our acquisition of KitLocate (described below) and (4) provision for income taxes, less (A) interest income and (B) other income/(expense)

•                  Adjusted EBITDA margin means adjusted EBITDA divided by US GAAP revenues

•                  Adjusted ex-TAC EBITDA margin means adjusted EBITDA divided by ex-TAC revenue

•                  Adjusted net income means US GAAP net income plus (1) SBC expense adjusted for the income tax reduction attributable to SBC expense, (2) accrual of expense related to the contingent compensation that was payable to certain employees in connection with our acquisition of the mobile software business of SPB Software and our acquisition of KitLocate (described below), (3) foreign exchange losses (less foreign exchange gains) adjusted for the (reduction) increase in income tax attributable to the foreign exchange losses (gains), (4) impairment of investment in equity securities adjusted for reduction in income tax attributable to impairment of investment in such securities and (5) amortization of debt discount related to our convertible debt adjusted for the reduction in income taxes attributable to the amortization of debt discount; less gain from the sale and deconsolidation of equity investments

•                  Adjusted net income margin means adjusted net income divided by US GAAP revenues

•                  Adjusted ex-TAC net income margin means adjusted net income divided by ex-TAC revenues

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

Although our management uses these non-GAAP financial measures for operational decision making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some costs, particularly share-based compensation, that are recurring. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below we describe why we make particular adjustments to certain US GAAP financial measures:

TAC

We believe that it may be useful for investors and analysts to review certain measures both in accordance with US GAAP and net of the effect of TAC, which we view as comparable to sales commissions but, unlike sales commissions, are not deducted from US GAAP revenues. By presenting revenue, adjusted EBITDA margin and adjusted net income margin net of TAC, we believe that investors and analysts are able to obtain a clearer picture of our business without the impact of the revenues we share with our partners.

SBC

SBC is a significant expense item, and an important part of our compensation and incentive programs. As it is a non-cash charge, however, and highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clear picture of our operating performance.

Acquisition-related costs

We may incur expenses in connection with acquisitions that are not indicative of our recurring core operating performance. In particular, we were required under US GAAP to accrue as expense the contingent compensation that was payable to certain employees in connection with our acquisition of the mobile software business of SPB Software in November 2011 and our acquisition of KitLocate, the developer of an energy efficient geolocation technology for mobile devices, in March 2014. The aggregate amount of such contingent compensation paid in connection with SPB Software acquisition was $14.1 million, $7.1 million of which was paid in November 2012, $4.1 million of which was paid in February 2013, and $2.9 million of which was paid in November 2013. The maximum aggregate amount of contingent compensation to be paid in connection with the KitLocate acquisition is $3.9 million payable upon the continued employment of the sellers. We have eliminated these acquisition-related expenses from adjusted EBITDA and adjusted net income to provide management and investors a tool for comparing on a period-to-period basis our operating performance in the ordinary course of operations.

Foreign exchange gains and losses

Because we hold significant assets in currencies other than our Russian ruble operating currency, and because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present adjusted net income and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

Impairment of investment in equity securities

Adjusted net income excludes in the quarter ended September 30, 2014, a loss from the impairment of our equity investment in Blekko Inc. We review our investments quarterly for indicators of other-than-temporary impairment. In the quarter ended September 30, 2014, our review identified certain adverse external and internal events indicating that the decline in the fair value of our investment in Blekko Inc. is now other-than-temporary and recorded an impairment charge of $18.5 million. We believe that it is useful to present adjusted net income and related margin measures excluding impacts not related to our core operations much as we have previously adjusted for the gain from the sale of equity investments in order to provide a clearer picture of our underlying operating performance.

Gain from the sale and deconsolidation of equity investments

Adjusted net income also excludes a gain in the quarter ended September 30, 2013 from deconsolidation of Yandex.Money following the sale of our 75% stake in Yandex.Money to Sberbank on July 4, 2013. We believe that it is useful to present adjusted net income and related margin measures excluding the effect of this significant item in order to provide a clearer picture of our underlying operating performance.

Amortization of debt discount

We also adjust net income for interest expense representing amortization of the debt discount related to our convertible notes issued in Q4 2013 and Q1 2014.We have eliminated this expense from adjusted net income as it is non-cash in nature and is not indicative of our ongoing operating performance.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use to the most directly comparable US GAAP financial measure.

YANDEX N.V.

Unaudited Condensed Consolidated Balance Sheets

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	As of
	December 31,	September 30,	September 30,
	2013*	2014	2014
	RUR	RUR	$
ASSETS
Current assets:
Cash and cash equivalents	33,394	12,919	328.0
Marketable securities	87	—	—
Term deposits	—	4,353	110.5
Investments in debt securities	—	2,805	71.2
Accounts receivable, net	2,785	3,196	81.1
Prepaid expenses	689	1,111	28.3
Deferred tax assets	596	276	7.0
Other current assets	1,332	3,449	87.6
Total current assets	38,883	28,109	713.7

Property and equipment, net	9,729	13,341	338.7
Intangible assets, net	633	2,299	58.4
Goodwill	2,946	8,554	217.2
Long-term prepaid expenses	1,042	1,354	34.2
Restricted cash	104	837	21.3
Term deposits	15,180	26,542	673.9
Investments in non-marketable equity securities	1,250	779	19.8
Investments in debt securities	2	2	0.1
Deferred tax assets	3	4	0.1
Other non-current assets	1,539	1,163	29.5
TOTAL ASSETS	71,311	82,984	2,106.9

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	3,710	5,188	131.7
Taxes payable	1,688	2,215	56.2
Deferred revenue	1,501	1,531	38.9
Liabilities related to assets held for sale	—	—	—
Deferred tax liabilities	16	10	0.3
Total current liabilities	6,915	8,944	227.1
Convertible debt	16,429	21,652	549.7
Deferred tax liabilities	1,245	1,357	34.5
Other accrued liabilities	125	898	22.8
Total liabilities	24,714	32,851	834.1

Commitments and contingencies
Shareholders’ equity:
Priority share: €1 par value; 1 share authorized, issued and outstanding	—	—	—
Preference shares: €0.01 par value; 2,000,000,001 and 1,000,000,001, shares authorized, nil shares issued and outstanding	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 2,000,000,000 and 1,000,000,000, Class B: 102,115,140 and 71,870,411, and Class C: 102,115,140 and 71,870,411); shares issued (Class A: 256,998,306 and 260,524,342, Class B: 72,923,447 and 69,497,411, and Class C: 23,110,819 and 1,473,000, respectively); shares outstanding (Class A: 250,732,061 and 248,818,138, Class B: 72,923,447 and 69,497,411, and Class C: nil)	242	227	5.8
Treasury shares at cost (Class A: 6,266,245 and 11,706,204)	(6,886)	(13,368)	(339.4)
Additional paid-in capital	15,701	16,151	410.1
Accumulated other comprehensive income	2,042	2,177	55.2
Retained earnings	35,498	44,946	1,141.1
Total shareholders’ equity	46,597	50,133	1,272.8
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	71,311	82,984	2,106.9

* Derived from audited financial statements

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended September 30,
	2013	2014	2014
	RUR	RUR	$

Revenues	10,218	13,057	331.5
Operating costs and expenses:
Cost of revenues(1)	2,931	3,570	90.6
Product development(1)	1,467	2,086	53.0
Sales, general and administrative(1)	1,661	1,810	46.0
Depreciation and amortization	914	1,095	27.8
Total operating costs and expenses	6,973	8,561	217.4
Income from operations	3,245	4,496	114.1
Interest income, net	483	224	5.7
Other income, net	2,022	1,070	27.2
Net income before income taxes	5,750	5,790	147.0
Provision for income taxes	783	1,418	36.0
Net income	4,967	4,372	111.0
Net income per Class A and Class B share:
Basic	15.22	13.74	0.35
Diluted	14.88	13.49	0.34
Weighted average number of Class A and Class B shares outstanding
Basic	326,292,219	318,081,690	318,081,690
Diluted	333,719,636	324,094,946	324,094,946

(1)These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	20	27	0.7
Product development	134	191	4.8
Sales, general and administrative	75	86	2.2

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Nine months ended September 30,
	2013	2014	2014
	RUR	RUR	$

Revenues	27,416	36,100	916.6
Operating costs and expenses:
Cost of revenues(1)	7,065	10,329	262.2
Product development(1)	4,176	6,169	156.6
Sales, general and administrative(1)	4,554	5,479	139.2
Depreciation and amortization	2,705	3,278	83.2
Total operating costs and expenses	18,500	25,255	641.2
Income from operations	8,916	10,845	275.4
Interest income, net	1,303	599	15.2
Other income, net	2,065	1,121	28.4
Net income before income taxes	12,284	12,565	319.0
Provision for income taxes	2,156	3,117	79.1
Net income	10,128	9,448	239.9
Net income per Class A and Class B share:
Basic	30.94	29.54	0.75
Diluted	30.20	28.95	0.74
Weighted average number of Class A and Class B shares outstanding
Basic	327,305,297	319,862,807	319,862,807
Diluted	335,342,605	326,344,768	326,344,768

(1)These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	43	69	1.8
Product development	307	526	13.4
Sales, general and administrative	181	239	6.1

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Three months ended September 30,
	2013	2014	2014
	RUR	RUR	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	4,967	4,372	111.0
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	893	1,042	26.5
Amortization of acquisition-related intangible assets	21	53	1.3
Amortization of debt discount and issuance costs	—	198	5.0
Share-based compensation expense	229	304	7.7
Deferred income taxes	(41)	28	0.7
Foreign exchange losses/(gains)	2	(1,824)	(46.3)
Gain from sale of equity securities	(2,137)	—	—
Impairment of investment in equity securities	—	700	17.8
Other	(14)	31	0.8
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(160)	(256)	(6.5)
Prepaid expenses and other assets	(465)	(639)	(16.2)
Accounts payable and accrued liabilities	(156)	983	24.9
Deferred revenue	154	207	5.3
Assets held for sale	(1)	—	—
Net cash provided by operating activities	3,292	5,199	132.0

CASH FLOWS PROVIDED BY/(USED IN) INVESTING ACTIVITIES:
Purchase of property and equipment	(1,727)	(2,470)	(62.7)
Sale of property and equipment	—	36	0.9
Acquisitions of businesses, net of cash acquired	—	(5,683)	(144.3)
Investments in non-marketable equity securities	(2)	(9)	(0.2)
Proceeds from sale of equity securities	2,023	—	—
Investments in debt securities	—	(2,546)	(64.6)
Proceeds from maturity of debt securities	2,301	—	—
Investments in term deposits	—	(4,296)	(109.1)
Maturities of term deposits	1,600	1,716	43.6
Loans granted	(135)	—	—
Escrow cash deposit	—	(519)	(13.2)
Net cash used in investing activities	4,060	(13,771)	(349.6)

CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from exercise of share options	123	37	1.0
Repurchases of convertible debt	—	(1,739)	(44.2)
Repurchases of ordinary shares	(2,386)	(23)	(0.6)
Net cash used in financing activities	(2,263)	(1,725)	(43.8)
Effect of exchange rate changes on cash and cash equivalents	132	2,380	60.4
Net change in cash and cash equivalents	5,221	(7,917)	(201.0)
Cash and cash equivalents at beginning of period	6,161	20,836	529.0
Cash and cash equivalents at end of period	11,382	12,919	328.0

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Nine months ended September 30,
	2013	2014	2014
	RUR	RUR	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	10,128	9,448	239.9
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	2,639	3,151	80.0
Amortization of acquisition-related intangible assets	66	127	3.2
Amortization of debt discount and issuance costs	—	571	14.5
Share-based compensation expense	531	834	21.3
Deferred income taxes	(255)	(21)	(0.5)
Foreign exchange gains	(40)	(1,846)	(46.9)
Gain from sale of equity securities	(2,137)	—	—
Impairment of investment in equity securities	—	700	17.8
Other	(22)	5	0.1
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(516)	(362)	(9.2)
Prepaid expenses and other assets	(877)	(2,128)	(54.0)
Accounts payable and accrued liabilities	275	1,319	33.3
Deferred revenue	195	23	0.6
Assets held for sale	(156)	—	—
Liabilities related to assets held for sale	86	—	—
Net cash provided by operating activities	9,917	11,821	300.1

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of property and equipment	(3,271)	(6,681)	(169.6)
Sale of property and equipment	—	36	0.9
Acquisitions of businesses, net of cash acquired	—	(5,829)	(148.0)
Investments in non-marketable equity securities	(2)	(45)	(1.1)
Proceeds from sale of equity securities	2,023	120	3.0
Investments in debt securities	—	(2,546)	(64.6)
Proceeds from maturity of debt securities	2,301	—	—
Investments in term deposits	(11,450)	(16,222)	(411.9)
Maturities of term deposits	8,670	1,716	43.6
Loans granted	(170)	(209)	(5.3)
Escrow cash deposit	130	(656)	(16.7)
Net cash used in investing activities	(1,769)	(30,316)	(769.7)

CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from exercise of share options	378	123	3.2
Proceeds from issuance of convertible debt	—	2,981	75.7
Repurchases of convertible debt	—	(1,739)	(44.2)
Payment of debt discount and issuance costs	—	(42)	(1.1)
Repurchases of ordinary shares	(5,150)	(7,357)	(186.8)
Net cash used in financing activities	(4,772)	(6,034)	(153.2)
Effect of exchange rate changes on cash and cash equivalents	581	4,054	102.9
Net change in cash and cash equivalents	3,957	(20,475)	(519.9)
Cash and cash equivalents at beginning of period	7,425	33,394	847.9
Cash and cash equivalents at end of period	11,382	12,919	328.0

YANDEX N.V.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE US GAAP MEASURES

Reconciliation of Ex-TAC Revenues to US GAAP Revenues

	Three months			Nine months
	ended September 30,			ended September 30,
In RUR millions	2013	2014	Change	2013	2014	Change
Total revenues	10,218	13,057	28%	27,416	36,100	32%
Less: traffic acquisition costs (TAC)	2,252	2,762	23%	5,022	7,981	59%
Ex-TAC revenues	7,966	10,295	29%	22,394	28,119	26%

Reconciliation of Adjusted EBITDA to US GAAP Net Income

	Three months			Nine months
	ended September 30,			ended September 30,
In RUR millions	2013	2014	Change	2013	2014	Change
Net income	4,967	4,372	-12%	10,128	9,448	-7%
Add: depreciation and amortization	914	1,095	20%	2,705	3,278	21%
Add: share-based compensation expense	229	304	33%	531	834	57%
Add: compensation expense related to contingent consideration	24	10	n/m	67	17	n/m
Less: interest income, net	(483)	(224)	-54%	(1,303)	(599)	-54%
Less: other income, net	(2,022)	(1,070)	-47%	(2,065)	(1,121)	-46%
Add: provision for income taxes	783	1,418	81%	2,156	3,117	45%
Adjusted EBITDA	4,412	5,905	34%	12,219	14,974	23%

Reconciliation of Adjusted Net Income to US GAAP Net Income

	Three months			Nine months
	ended September 30,			ended September 30,
In RUR millions	2013	2014	Change	2013	2014	Change
Net income	4,967	4,372	-12%	10,128	9,448	-7%
Add: SBC expense	229	304	33%	531	834	57%
Less: reduction in income tax attributable to SBC expense	(2)	(5)	n/m	(6)	(15)	n/m
Add: compensation expense related to contingent consideration	24	10	n/m	67	17	n/m
Less: foreign exchange (gain)/loss	2	(1,824)	n/m	(40)	(1,846)	n/m
Add: increase/(reduction) in income tax attributable to foreign exchange (gain)/loss	—	383	n/m	8	387	n/m
Add: impairment of investment in equity securities	—	700	n/m	—	700	n/m
Less: reduction in income tax attributable to impairment of investment in equity securities	—	(175)	n/m	—	(175)	n/m
Less: gain from sale and deconsolidation of equity investments	(2,067)	—	n/m	(2,067)	—	n/m
Add: amortization of debt discount	—	195	n/m	—	568	n/m
Less: reduction in income tax attributable to amortization of debt discount	—	(46)	n/m	—	(134)	n/m
Adjusted net income	3,153	3,914	24%	8,621	9,784	13%

Reconciliation of Adjusted EBITDA Margin and Adjusted Ex-TAC EBITDA Margin to US GAAP Net Income Margin

In RUR millions	US GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted EBITDA	Adjusted EBITDA Margin (3)	Adjusted Ex- TAC EBITDA Margin (4)
Three months ended September 30, 2014	4,372	33.5%	1,533	5,905	45.2%	57.4%
Nine months ended September 30, 2014	9,448	26.2%	5,526	14,974	41.5%	53.3%

(1)              Net income margin is defined as net income divided by total revenues.

(2)              Adjusted to eliminate depreciation and amortization expense, SBC expense, expense related to contingent compensation, interest income, net, other (expense)/income, net, and provision for income taxes. For a reconciliation of adjusted EBITDA to net income, please see the table above.

(3)              Adjusted EBITDA margin is defined as adjusted EBITDA divided by total revenues.

(4)              Adjusted ex-TAC EBITDA margin is defined as adjusted EBITDA divided by ex-TAC revenues.  For a reconciliation of ex-TAC revenues to GAAP revenues, please see the table above.

Reconciliation of Adjusted Net Income Margin and Adjusted Ex-TAC Net Income Margin to US GAAP Net Income Margin

In RUR millions	US GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted Net Income	Adjusted Net Income Margin (3)	Adjusted Ex- TAC Net Income Margin (4)
Three months ended September 30, 2014	4,372	33.5%	(458)	3,914	30.0%	38.0%
Nine months ended September 30, 2014	9,448	26.2%	336	9,784	27.1%	34.8%

(1)              Net income margin is defined as net income divided by total revenues.

(2)              Adjusted to eliminate SBC expense (as adjusted for the income tax reduction attributable to SBC expense), expense related to contingent compensation, foreign exchange (gain)/losses (as adjusted for the reduction in income tax attributable to the (gain)/loss), impairment of investment (as adjusted for reduction in income tax attributable to impairment of investment in equity securities), gain from sale and deconsolidation of equity investments and amortization of debt discount (as adjusted for the reduction in income tax attributable to the expense). For a reconciliation of adjusted net income to net income, please see the table above.

(3)              Adjusted net income margin is defined as adjusted net income divided by total revenues.

(4)              Adjusted ex-TAC net income margin is defined as adjusted net income divided by ex-TAC revenues.  For a reconciliation of ex-TAC revenues to US GAAP revenues, please see the table above.